UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

                                                                                                             Commission File Number:  333-151909

NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K [    ]  Form 20-F [   ] Form 11-K [    ] Form 10-Q  [   ] Form 10-D  [    ] Form N-SAR  [   ] Form N-CSR

For Period Ended:  December 31, 2009

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back of page) Before Preparing Form.  Please Print orType.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:  SwissINSO Holding Inc.

Former name if applicable:

Address of principal executive office (Street and number): 590 Madison Avenue, 21st Floor

City, State and Zip Code:  New York, New York 10022

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays in the completion by the registrant of the financial statements and notes required to be included in the Form 10-K, the registrant is unable to file its Form 10-K for the year ended December 31, 2009 within the prescribed time period without unreasonable effort and expense.

Part IV.  Other Information

(1)      Name and telephone number of person to contact in regard to this notification

Yves Ducommun	212	521-4017
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]                  Yes       [     ]           No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]                  Yes       [     ]           No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that its Net Loss for the year ended December 31, 2009 will be substantially greater than the Net Loss for the prior fiscal year due to increases in Operating Expenses after the registrant’s acquisition of SwissINSO SA on October 19, 2009.

SwissINSO Holding Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By:	/s/ Yves Ducommun
Name: Yves Ducommun
Title : Chief Executive Officer